Exhibit 99.37

AGREEMENT

This agreement (the “Agreement”) is entered into

BY AND BETWEEN

•	TELEFÓNICA S.A., a Spanish company with registered office at 28013, Madrid, Gran Via no. 28, Spain, tax code A-28/015865, enrolled with the Registro Mercantil of Madrid, tomo 152 de Sociedades, folio 122, hoja número 5.083, inscripción 1ª (“TE”);

•	ASSICURAZIONI GENERALI S.p.A., an Italian company with registered office at Trieste, Piazza Duca degli Abruzzi no. 2, Italy, tax code 00079760328, enrolled with the Register of Italian Insurance and Reinsurance Companies under No. 1.00003 and parent company of the Generali Insurance Group enrolled with the IVASS Register of Groups with the number 026 (“Generali”), on its own behalf and in the name and on behalf of its subsidiaries ALLEANZA ASSICURAZIONI S.p.A., GENERALI ITALIA S.p.A., GENERALI LEBENVERSICHERUNG A.G. and GENERALI VIE S.A. (“Generali Subsidiaries” and, together with Generali, collectively referred to as “AG”);

•	INTESA SANPAOLO S.p.A., an Italian company with registered office at Torino, Piazza San Carlo no. 156, Italy, tax code 00799960158, enrolled with the Register of Italian Banks under No. 5361 and parent company of the INTESA SANPAOLO Banking Group, enrolled with the Register of Italian Banking Groups; ABI Code No. 3069.2 (“IS”); and

•	MEDIOBANCA S.p.A., an Italian company with registered office at Milan, Piazzetta Cuccia no. 1, Italy, tax code 00714490158, enrolled with the Register of Italian Banks and parent company of the MEDIOBANCA Banking Group, enrolled with the Register of Italian Banking Groups under No. 10631; ABI Code No. 10631.0 (“MB”);

(hereinafter collectively referred to as the “Parties” and, individually, a “Party”)

WHEREAS

A.	The Parties jointly own the whole share capital of Telco S.p.A., with registered office at Milan, via Filodrammatici no. 3, Italy, subscribed and paid-in share capital of Euro 295,858,332.00, tax code and registration number with the Companies’ Register of Milan: 05277610969, registration number at R.E.A. of Milan 1809302 (“Telco”) that, at the date hereof, owns 3,003,586,907 ordinary shares of Telecom Italia S.p.A., with registered office at Milan, Piazza degli Affari no. 2, Italy, fiscal code no. 00488410010 (“TI”), equal to approximately 22.3% of the ordinary share capital of TI, according to the proportion represented in the following schedule:

Shareholders	no. class A shares	no° class B shares	no. class C shares	no° total shares	% voting share capital	% overall share capital
Telefonica S.A.		1,234,128,374	1,557,781,083	2,791,909,457	46.2%	66.0%
Generali Group composed by Assicurazioni Generali S.p.A., Alleanza Assicurazioni S.p.A., Generali Italia S.p.A., Generali Lebensvericherung A.G. and Generali Vie S. A.	817,214,961			817,214,961	30.6%	19.3%
Intesa Sanpaolo S.p.A.	310,520,713			310,520,713	11.6%	7.3%
Mediobanca S.p.A.	310,520,713			310,520,713	11.6%	7.3%
Total	1,438,256,387	1,234,128,374	1,557,781,083	4,230,165,844	100%	100%

B.	Pursuant to art. 11 of the shareholders’ agreement entered into on April 28, 2007, as subsequently renewed, updated and amended (the “Shareholders Agreement”), Generali (also in the name and on behalf of the Generali Subsidiaries), IS and MB delivered a de-merger notice on 16 June 2014, i.e. within the First De-merger Window, requiring the other parties to cause the Final De-merger.

C.	Following the de-merger notices under whereas B, the Final De-merger was approved by the Board of Directors of Telco on June 26, 2014 and by the extraordinary shareholders’ meeting of Telco on July 9, 2014.

D.	Pursuant to art. 11 of the Shareholders Agreement and in light of the de-merger notices under whereas B, the Shareholders Agreement expires on February 28, 2015, or, if earlier, on the date of effectiveness of the Final De-merger of Telco approved by the Board of Directors of Telco on June 26, 2014 and by the extraordinary shareholders’ meeting of Telco on July 9, 2014.

E.	At the date hereof, the completion of the Final De-merger is still subject to the obtainment of the authorizations mentioned in the Final De-merger plan, which have to be achieved prior to the completion of the Final De-merger.

F.	In order to align the duration of the Shareholders Agreement to the date of effectiveness of the Final De-merger, the Parties now wish to renew and amend the Shareholders Agreement to extend its duration until the earliest of (i) June 30th, 2015 and (ii) the date of effectiveness of the Final De-merger.

G.	At the date hereof, the Parties, Telco and its lenders have entered into certain agreements (i) to reimburse the outstanding indebtedness of Telco through shareholders’ loans and, therefore, (ii) to release the existing pledge over the TI’s shares and (iii) to terminate the option agreement concerning the pledged shares (the “Financing Transactions”).

H.	Unless differently provided herein, the terms and expressions used with initials in capital letter in this Agreement shall have the same meaning attributed to them in the Shareholders Agreement as subsequently renewed, updated and amended.

Now, therefore, in consideration of the foregoing premises which are an essential part hereof, the Parties hereby

AGREE AND COVENANT

to renew the Shareholders Agreement, providing that it will expire at the earliest of the following dates: (i) June 30th, 2015 or (ii) the date of effectiveness of the Final De-merger.

As a result of the Financing Transactions, all the provisions of the Shareholders Agreement which make reference to the agreements mentioned in whereas G are automatically terminated.

Except as provided for in this Agreement, all other provisions, terms and conditions set forth in the Shareholders’ Agreement shall remain unchanged and are expressly hereby ratified and confirmed by the Parties.

This Agreement will become effective on February 27, 2015.

The Parties shall timely agree upon the content of all the public announcements to be made by each Party upon execution of this Agreement and shall cooperate for the timely performance of all the applicable disclosure requirements in relation thereto, provided that the Parties will remain bound by, and committed to, the confidentiality provisions set forth in Article 10 of the Shareholders Agreement.

No variation of this Agreement shall be valid unless it is in writing and signed by or on behalf of each of the Parties. The expression “variation” shall include any variation, amendment, supplement, deletion or replacement however effected.

The waiver of any right under this Agreement by any Party shall not be construed as a waiver of the same right at a future time or as a waiver of any other right under this Agreement.

This Agreement shall be governed by, and interpreted in accordance with, the laws of the Italian Republic. Any disputes arising out of or in connection with this Agreement shall be submitted by the Parties to arbitration. The venue of the arbitration shall be Milan. The arbitration shall be conducted in English and in accordance with ICC Rules.

* * * * *

February 27, 2015

ASSICURAZIONI GENERALI S.p.A.	MEDIOBANCA S.p.A.
(also in name and on behalf of the Generali Subsidiaries)
Name:	Name:
Title:	Title:

INTESA SANPAOLO S.p.A.	TELEFÓNICA S.A

Name:	Name:
Title:	Title: